USD$894,000,000 Filed pursuant to Rule 433 4.050% Subordinated Notes due 2022	Filed pursuant to Rule 433 File No. 333-186425

Terms and Conditions

Issuer:	Citigroup Inc.

Selling Security Holder:	The United States Department of the Treasury (“Treasury”)

Ratings*:	Baa3 / BBB+ / BBB+ (Negative Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Subordinated

Trade Date:	February 5, 2013

Settlement Date:	February 8, 2013 (T+3 days)

Maturity:	July 30, 2022

Par Amount:	USD$894,000,000

Re-offer Spread to Benchmark:	T10+ 203.6 basis points

Re-offer Yield:	4.050%

Semi-Annual Coupon:	4.050% per annum

Public Offering Price:	100% per note

Net Proceeds to Treasury:	$894,000,000

Interest Payment Dates:	The 30th of each January and July, beginning July 30, 2013. Following business day convention applicable

Day Count:	30 / 360

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption for Tax Purposes:	Applicable at Issuer’s option if, as a result of any act taken by a taxing authority or changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption as a whole, not in part

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/ Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967GK1

ISIN:	US172967GK16

Global Coordinator:	Citigroup Global Markets Inc.

Joint Book Managers:

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Barclays Capital Inc.

ING Financial Markets LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

RBS Securities Inc.

SMBC Nikko Capital Markets Limited

USD$894,000,000 Filed pursuant to Rule 433 4.050% Subordinated Notes due 2022	Filed pursuant to Rule 433 File No. 333-186425

Co-Managers:

Apto Partners, LLC

Banco BTG Pactual S.A.—Cayman Branch

Blaylock Robert Van, LLC

C.L. King & Associates, Inc.

Capital One Southcoast, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

KKR Capital Markets LLC

Kota Global Securities Inc.

Lebenthal & Co., LLC

Loop Capital Markets LLC

M.R. Beal & Company

MFR Securities, Inc.

Mischler Financial Group, Inc.

Mizuho Securities USA Inc.

Nomura Securities International, Inc.

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-186425. Alternatively, you can request the prospectus by calling UBS Securities LLC toll-free at 877-827-6444, ext. 561-3884.